Exhibit 99.9

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Financial Statements Expressed in Canadian Dollars Three Months Ended March 31, 2009

UNAUDITED (Prepared by Management)

ARRIS RESOURCES INC.
Balance Sheets
March 31, 2009 and December 31, 2008
UNAUDITED – Prepared by Management
(Stated in Canadian dollars)

	March 31,	December 31,
	2009	2008

Assets

Current
Cash and cash equivalents	$39,029	$99,366
Amounts receivable	2,657	1,353
Prepaid expenses	-	18,655
Short term investment (note 4)	320,000	320,000

	361,686	439,374

Equipment (note 5)	6,473	7,257
Mineral property (note 6)	295,612	295,612
Oil and gas property (note 7)	150,000	150,000

	$813,771	$892,243

Liabilities

Current
Accounts payable and accrued liabilities	$16,442	$2,094
Due to related party (note 8)	22,440	74,941

	38,882	77,035

Shareholders’ Equity

Share capital (note 10)	2,563,490	2,563,490
Contributed surplus (note 10)	670,374	670,374
Deficit	(2,458,975)	(2,418,65)

	774,889	815,208

	$813,771	$892,243

Nature of continuance of operations (Note 1) Subsequent events (Note 15)

Approved by:

“Lucky Janda”	, Director	"Harpreet Janda"	, Director
Lucky Janda		Harpreet Janda

ARRIS RESOURCES INC.
Statements of Operations and Comprehensive Loss and Deficit
For the three months ended March 31,
UNAUDITED – Prepared by Management
(Stated in Canadian dollars)

		2009		2008

Expenses
Amortization		$782		$364
Bank charges and interest		92		120
Foreign exchange loss/(gain)		(13,232)		-
Management , consulting and administrative		20,000		-
Office		52		20
Professional fees		-		1,300
Rent		20,000		-
Research and property cost		9,544		-
Trust and filing fees		3,081		1,675

Net loss and comprehensive loss before other items		(40,319)		(3,479)

Interest income		-		4,932
Net gain/(loss) from continuing operations		(40,319)		1,453

Income (loss) per share, basic and fully diluted	$	(0.00)	$	(0.00)

Weighted Average Number of Common Shares Outstanding		12,543,372		7,293,368

See notes to Financial Statements

ARRIS RESOURCES INC.
Statements of Cash Flows
For the three ended March 31,
UNAUDITED - Prepared by Management
(Stated in Canadian dollars)

	2009	2008
	$	$

Cash provided by (used for):

Operating Activities

Net (loss)/gain for the period	(40,319)	1,453
Adjustments for items not involving cash:
Amortization	783	364
	(39,536)	1,817

Net changes in non-cash working capital:
Amounts receivable	(1,304)	(731)
Prepaid expenses	18,655	-
Due to related party	(52,500)	-
Accounts payable	14,348	(743)
	(60,337)	343

Investing Activities
Deferred cost	-	(1,440)
Mineral property	-	-
Oil and gas property	-	-
Short term investment	-	-
	-	(1,440)

Financing Activities
Demand loan	-	-
Common shares issued for cash	-	-
	-	-

Increase (decrease) in cash and cash equivalents	(60,337)	(1,097)
Cash and cash equivalents – beginning of period	99,366	764,583
Cash and cash equivalents – end of period	39,029	763,486

See notes to Financial Statements

ARRIS RESOURCES INC. Notes to the Financial Statements Three Months Ended March 31, 2009 (Prepared by Management)

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in the Province of British Columbia, Canada and currently holds an interest in an oil and gas project in Alberta, Canada and an interest in 22 mineral claims located in the Atlin Mining District in Atlin, BC. These consolidated financial statements include the accounts of Arris Resources Inc. and its wholly-owned inactive subsidiaries, Arris Oil & Gas Inc. and Arris Minerals Inc.

On June 13, 2007, the Company changed its name from Bassett Ventures Inc. to Arris Resources Inc.

The financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will continue to realize its assets and liabilities in the normal course of business. Realization values may be substantially different from carrying values as shown in these financial statements should the Company be unable to continue as a going concern.

As at March 31, 2009, the Company has a working capital of $322,804; as at December 31, 2008, the working capital was $362,339. The Company has an accumulated operating deficit of $2,458,975 (December 31, 2008 - $2,418,656). The Company’s ability to meet its obligations and maintain operations is contingent upon the Company’s ability to receive continued financial support from its shareholders and to issue equity on terms acceptable to the Company or to generate profitable operations in the future.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant differences between those principles and those that would be applied under U.S. generally accepted accounting principles and requirements promulgated by the Securities and Exchange Commission (collectively U.S. GAAP), as they effect thecompany are disclosed in note 14.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses incurred during the periods. Actual results could differ from those estimated.

Mineral Properties

The cost of unproven mineral rights and their related direct exploration costs are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral Properties (continued)

Cost includes any cash consideration and the fair market value of any shares issued on the acquisition of mineral right interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its mineral rights on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property. Management’s assessment of the property’s estimated current fair market value is also based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review. Administrative costs are expensed as incurred.

Oil and Gas Properties

Oil and natural gas properties are accounted for using the successful efforts method of accounting. Geological and geophysical costs are expensed in the period in which they are incurred and costs of drilling an unsuccessful well are expensed when it becomes known the well did not result in a discovery of proven reserves or where one year has elapsed since the completion of drilling and efforts to establish proved reserves are not practical. All other costs of exploring and developing proven reserves are capitalized as oil and gas properties.

Oil and gas properties are depleted using the unit-of-production method. Unit-of-production rates are based on proven developed reserves, which are reserves estimated to be recovered from existing facilities using current operating methods. Unproved properties are not subject to depletion.

Oil and gas properties are assessed, at least annually, for impairment to ensure that the carrying value of the property on the balance sheet is recoverable. If a property's carrying value exceeds the sum of undiscounted future cash flows resulting from its use and eventual disposition, its value is impaired. An impairment loss is recognized for the amount by which the carrying value exceeds its recoverable amount. This loss is charged to depletion expense.

Fair value of financial instruments

The Company’s financial instruments consist of current assets and current liabilities the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Share capital

Share capital issued for non-monetary consideration is recorded at its fair market value based on its trading price on the TSX Venture Exchange on the date the agreement to issue the shares was entered into as determined by the Board of Directors of the Company. Costs incurred to issue shares are deducted from share capital.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of amortization

Equipment is recorded and amortized on a declining-balance basis at an annual rate of 55% for computer equipment, 100% for software and 20% for office furniture.

Flow-through shares

The Company may issue securities referred to as flow-through shares, whereby the investor may claim the tax deductions arising from the expenditure of the proceeds. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), and share capital is reduced. Previously unrecognized tax assets may then offset or eliminate the liability recorded.

Asset Retirement Obligation

The fair value of a liability for an asset retirement obligation is recognized on an undisclosed cash flow basis when a reasonable estimate of the fair value of the obligation can be made. The asset retirement obligation is recorded as a liability with corresponding increases to the carrying amount of the related long –lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period to period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation. As at December 31, 2008, the company does not have any asset retirement obligations.

Stock-based compensation

The Company records compensation expense for stock options granted at the time of their vesting using the fair value method which requires that all stock option-based awards made to consultants and employees be recognized in these financial statements.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital. The related contributed surplus originally recognized when the options were granted, is transferred to share capital.

Future income taxes

The Company accounts for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Such an allowance has been applied to all potential income tax assets of the Company

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Environmental expenditures

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. The overall future impact of such regulations is neither determinable nor predicable at the present time. The Company’s policy is to meet or, if possible, surpass environmental standards set by relevant legislation by the application of technically proven and economically feasible measures.

Expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit. Estimated future removal and site restoration costs will be recognized when the ultimate liability is reasonably determinable, and will be charged against operations over the estimated remaining life of the related business operations, net of expected recoveries.

Loss per common share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The company follows the treasury stock method in the calculation of diluted earnings per share for the current year. Under this method, the weighted average number of common shares included the potential net issuance of common share of “in-the-money” options and warrants assuming the proceeds are used to repurchase common shares at the average market price during the period, if dilutive. The effect of potential issuances of shares under options and warrants would be anti- dilutive if a loss is reported and, therefore basic and diluted loss per share is same for the previous years.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and short term notes and bank deposits with an original maturity of three months or less.

3.	CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2008, the Company prospectively adopted the following new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Accordingly, prior periods have not been restated.

Assessing Going Concern, Section 1400

This section was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern (see Note 1). Adoption of this standard did not have any material effect on the financial statements.

Capital Disclosures, Section 1535

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual periods relating to fiscal years beginning on or after January 1, 2008. The Company has adopted this standard (see note 13).

3.	CHANGES IN ACCOUNTING POLICIES (continued)

Financial Instruments – Disclosure, Section 3862
Presentation, Section 3863

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel. This standard is effective for the Company for interim and annual periods beginning on or after January 1, 2008. The Company has expanded its disclosures to incorporate the additional requirements (see note 12) .

New Accounting Pronouncements

The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning on or after January 1, 2009. The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

	i.	Goodwill and Intangible Assets – Section 3064

This new standard replaces the former CICA 3062 – Goodwill and establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. The Company does not expect that the adoption of this new Section will have a material impact on its financial statements. This section is effective for interim and annual financial statements for years beginning on or after January 1, 2009.

	ii.	Business combinations – Section 1582, Consolidated financial statements – Section 1601 and Non-controlling interests – Section 1602

These sections replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non- controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. Section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Section 1601 and 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

	iii.	International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.	SHORT TERM INVESTMENT

On October 31, 2008, the Company subscribed for an unsecured convertible debenture of Desert Gold Ventures Inc. (“Desert Gold”), in the principal amount of $500,000. The debenture carries an interest rate of 10% per annum and matures on April 30, 2009. At any time prior to the maturity date, the Company will be able to convert all or parts of the principal amount and the unpaid interest into units of Desert Gold at a price of $0.50 per unit. Each unit will consist of one common share and one common share purchase warrant. Each warrant will allow the Company to purchase one common share of Desert Gold at a price of $0.60 for a period of 6 months from the date of the issue of such warrants.

The debenture of Desert Gold is classified as short-term investment held-for-trading in accordance to Section 3855 of the CICA Handbook, and has been adjusted to fair value in these financial statements based on the December 31, 2008 estimated fair value of 1,016,666 common shares of Desert Gold ($305,000) and 1,016,666 warrants of that company at a fair value, estimated utilizing the Black- Scholes valuation formula, of $15,000.

5.	EQUIPMENT

				December
		March 31,		31,
		2009		2008
	Cost	Accumulated	Net	Net
		Amortization

Furniture and fixtures	$3,414	$1,637	$1,777	$1,865
Computer equipment	9,385	6,167	3,218	3,664
Computer software	738	309	429	572
Leasehold Improvements	2,522	1,473	1,049	1,156

	$16,059	$9,586	$6,473	$7,257

6.	MINERAL PROPERTY

Moly Project - Atlin, BC

In October 2008, the Company entered into an agreement with TJJ Holdings Inc., whereby TJJ Holdings Inc. agreed to sell to the Company all the interest in the mineral claims. These mineral claims were acquired for $295,612.

The Company owns 22 mineral claims comprising approximately 15,000 acres located near Gladys Lake in the Atlin Mining District, British Columbia.

7.	OIL AND GAS PROPERTY

Alexander Prospect, Alberta

In February 2007, the Company entered into an agreement with Arctos Petroleum Corp. (“Arctos”) whereby Arctos agreed to sell to the Company an interest in the Alexander property in consideration for $150,000.

The Company holds a 30% working interest in 64 gross hectares (19.2 Net Ha) of rights in this property which includes the producing Ellerslie/Wabamun oil well at 6-7-57-1W5 and a 40% interest in an oil battery at 3-7-57-1W5. The Company is in a non-participation penalty position on both the well and battery and does not currently receive production or fee revenues from these assets.

8.	RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and management represents that they have occurred on a basis consistent with those involving unrelated parties, and accordingly that they are measured at fair value.

a)

During the year ended December 31, 2008, a company controlled by the President charged the Company $45,000 in management and administrative fees and $45,000 in rental expense (2007 - nil). At December 31, 2008 the Company owes $52,500 for these expenses (2007 - nil). For the Three months ending March 31, 2009, Company paid $13,000 in management and administrative fees and $7,000 in rental expenses. The Company also paid the balance owing of $52,500 during the three months ending on March 31 2009.

	b)	During the year ended December 31, 2008, the Company owed $22,441 (2007- $22,441) to the company controlled by the spouse of the Company’s president. The balance is outstanding at the three months ending on March 31, 2009.

9.	COMMITMENTS

The Company has agreed to pay companies controlled by directors of the Company $10,500 per month for management and administrative services and rental expense through to December 31, 2009.

10.	SHARE CAPITAL

	a)	The authorized share capital of the Company consists of an unlimited number of common shares.

Issued:
	March 31, 2009		December 31, 2008
	Number		Number
	of Shares	$	of Shares	$
Balance, beginning of period	12,543,372	2,563,490	7,293,368	2,216,302
Exercise of warrants	-	-	5,250,000	347,188
Private placement	-	-	-	-
Treasury order	-	-	4	-
Share Consolidation	-	-	-	-
Share Subscription
Receivables	-	-	-	-
Balance, end of period	12,543,372	2,563,490	12,543,372	2,563,490

10.	SHARE CAPITAL (continued)

	b)	Stock Options

The Corporation has an incentive stock option plan authorizing the Company to issue incentive stock options to directors, officers, employees and consultants of the Company. No specific vesting terms are required. The option price shall be no less than the fair market value of the Company’s shares on the date of the grant.

The following is a summary of the changes in the Company’s outstanding stock options for 2008, 2007, and 2006.

	2008		2007
				Weighted
		Weighted	Number	Average
	Number	Average	of	Exercise
	of Shares	Exercise Price	Shares	Price
		$		$
Balance at the beginning of year	-	-	402,333.96
Expired/Cancelled/Consolidated	-	-	(402,333)	.96

Outstanding at the end of fiscal year.	-	-	-	-

As at March 31, 2009 and December 31, 2008 there were no stock options outstanding.

c)	Warrants

The following is a summary of Company’s outstanding warrants as of December 31, 2008.

	Number of	Weighted
	Shares	Average Exercise
		Price
		$
Balance at December 31, 2005	-	-
Granted	5,000,000	0.16
Balance at December 31, 2006	5,000,000	0.16(1)
Exercised	(1,000,000)	0.16(1)
Consolidated	(3,200,000)	0.68(1)
Granted	5,250,000	0.07
Balance at December 31, 2007 (2)	6,050,000	0.67
Exercised	(5,250,000)	0.66
Cancelled/Expired	(800,000)	0.75

Balance at December 31, 2008 & March 31, 2009 (3)	-	-

(1)	Adjusted for the 5:1 share consolidation on July 11, 2007.
(2)	At December 31, 2007 the weighted average remaining life of warrants outstanding is 1.42 years.
(3)	As at December 31, 2008 there were no warrants outstanding.

11.	SUBSEQUENT EVENTS

	a)	On April 9, 2009, in accordance with terms of the Stock Option Plan, the Company granted 1,250,000 stock options, which are exercisable at the price of US$0.15 per share, for period of 5 years.

	b)	On April 21, 2009 the company has completed its private placement for proceeds of US$250,000. Pursuant to the private placement, the company issued a total of 2,500,000 units at a price of US$0.10 per unit. Each unit consists of a common share and a common share purchase warrant. Each common share purchase warrant entitles the holder to purchase, for a period of two years, an additional common share at an exercise price of US$0.13. The proceeds from the private placement will be used to increase working capital. In connection with the sale of the units the company has paid a cash finder’s fee of $22,600.

	c)	Company is trading in Canadian currency as of April 27, 2009.